Exhibit 1.1

CyberArk Software Ltd.

Ordinary Shares

Underwriting Agreement

 December 5, 2024

BofA Securities, Inc.
One Bryant Park
New York, New York 10036

Ladies and Gentlemen:

The shareholders named in Schedule II hereto (the “Selling Shareholders”) of CyberArk Software Ltd., a company organized under the laws of the State of Israel (the “Company”), propose, subject to the terms and conditions stated in this agreement (this “Agreement”), to sell to the Underwriters named in Schedule I hereto (the “Underwriters”) an aggregate of 1,142,538 ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”).  The aforesaid 1,142,538 Ordinary Shares to be purchased by the Underwriters are herein called the “Shares.”  In the event only one underwriter is listed in Schedule I hereto, any references in this Agreement to the “Underwriters” shall be deemed to refer to the sole underwriter in the singular form listed in such Schedule I.  In the event only one Selling Shareholder is listed in Schedule II hereto, any references in this Agreement to the “Selling Shareholders” shall be deemed to refer to the sole Selling Shareholder in the singular form listed in such Schedule I.

1.	The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a)
An “automatic shelf registration statement” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Act”) on Form F-3 (File No. 333-282772) in respect of the Shares has been filed with the Securities and Exchange Commission (the “Commission”) not earlier than three years prior to the date hereof; such registration statement, and any post-effective amendment thereto, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company.  The base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Base Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto and including any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the Base Prospectus, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 1(c) hereof), is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 6(a) hereof is hereinafter called the “Prospectus”; any reference herein to the Base Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date of such prospectus; any reference to any amendment or supplement to the Base Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated therein, in each case after the date of the Base Prospectus, such Preliminary Prospectus, or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; any oral or written communication with potential investors undertaken in reliance on Rule 163B under the Act is hereinafter called a “Testing-the-Waters Communication”; and any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Act is hereinafter called a “Written Testing-the-Waters Communication”; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Shares is hereinafter called an “Issuer Free Writing Prospectus.”

(b)
(A) No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and (B) the Pricing Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions made based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.

(c)
For the purposes of this Agreement, the “Applicable Time” is 4:20 p.m. (Eastern time) on the date of this Agreement.  The Pricing Prospectus, as supplemented by the information listed on Schedule III(c) hereto, taken together (collectively, the “Pricing Disclosure Package”), as of the Applicable Time, did not, and as of the Time of Delivery (as defined in Section 5(a) of this Agreement) will not, include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus and each Written Testing-the-Waters Communication does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each Issuer Free Writing Prospectus and each Written Testing-the-Waters Communication, as supplemented by and taken together with the Pricing Disclosure Package, as of the Applicable Time, did not, and as of the Time of Delivery will not, include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions made based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.

(d)
The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and no such or any other documents were filed with the Commission since the Commission’s close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule III(b) hereto.

(e)
The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement, as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, and as of the Time of Delivery, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions made based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.

(f)
The financial statements (including the related notes thereto) of the Company and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus comply in all material respects with the applicable requirements of the Act and present fairly the financial position of the Company and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis throughout the periods covered thereby, and any supporting schedules included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus present fairly the information required to be stated therein; and the other financial information included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly the information shown thereby.  All disclosures contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus have been prepared in accordance with the applicable requirements of the Act and the assumptions underlying pro forma financial information, if any, are reasonable and are set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(g)
Since the date of the most recent financial statements of the Company included in the Registration Statement, the Pricing Disclosure Package and the Prospectus, except as disclosed in the Pricing Disclosure Package, (i) there has not been any change in share capital (other than the issuance of Ordinary Shares to the Selling Shareholders, the issuance of Ordinary Shares upon exercise of the Company’s $575.0 million aggregate principal amount of 0.00% Convertible Senior Notes due 2024 (the “Convertible Notes”), and the issuance of Ordinary Shares upon exercise of stock options and warrants or pursuant to the Company’s Employee Share Purchase Plan, in each case, described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the Registration Statement, the Pricing Disclosure Package and the Prospectus), short-term debt (other than trade payables incurred in the ordinary course of business consistent with past practices) or long-term debt of the Company or any of its subsidiaries (other than with respect to the Convertible Notes, which matured on November 15, 2024), or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole and that is either from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority.

(h)
The Company and each of its subsidiaries have been duly organized and are validly existing and, to the extent applicable in its jurisdiction of organization, is in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, management, financial position, shareholders’ equity, results of operations of the Company and its subsidiaries, taken as a whole, or on the performance by the Company of its obligations under this Agreement (a “Material Adverse Effect”).  Other than Venafi Holdings, Inc., and its subsidiaries, the Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries listed in Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 except for subsidiaries, that considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X under the Exchange Act).  None of the subsidiaries of the Company (other than CyberArk Software, Inc., a Delaware corporation, Venafi Holdings, Inc., a Delaware corporation, Venafi Inc., a Delaware corporation, and Cyber-Ark Software (UK) Limited, a UK private limited company) is a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X under the Exchange Act).  Neither the Company nor any of its Israeli subsidiaries is currently designated as a “breaching company” within the meaning of the Israeli Companies Law 5759-1999 (the “Companies Law”) by the Registrar of the Companies of the State of Israel.  The certificate of incorporation, articles of association or by-laws (or other applicable organizational documents) of the Company and each of its subsidiaries comply with the requirements of applicable law in its jurisdiction of incorporation and are in full force and effect.

(i)
The Company has an authorized capitalization as set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectus under the heading “Capitalization”; all the outstanding share capital of the Company (including the Shares to be sold by the Selling Shareholders) have been duly and validly authorized and issued, fully paid and non-assessable and are not subject to any pre-emptive or similar rights; except as described in or expressly contemplated by the Registration Statement, the Pricing Disclosure Package and the Prospectus, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any share capital or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the share capital of the Company conforms in all material respects to the description thereof contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus; and all the outstanding share capital or other equity interests of each subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

(j)
The description of the stock-based compensation plans of the Company and its subsidiaries (the “Company Share Plans”) set forth in the Pricing Disclosure Package and the Prospectus accurately and fairly presents the information required to be shown with respect to such plans or arrangements.  With respect to the stock options (the “Share Options”) granted pursuant to the Company Share Plans (as defined in Section 6): (i) each Share Option purported to be issued under Section 102 of the Israeli Income Tax Ordinance – (New Version) 1961 qualifies in all material aspects for treatment under that section and for treatment under either the capital gains track or the employment income track, as was indicated with respect to each such Share Option at the date that such Share Option was granted, (ii) each Share Option intended to qualify as an “incentive stock option” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) so qualifies, except as would not reasonably be expected to result in a Material Adverse Effect and (iii) each grant of a Share Option was duly authorized no later than the date on which the grant of such Share Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto.

(k)
The Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby has been duly and validly taken.

(l)	This Agreement has been duly authorized, executed and delivered by the Company.

(m)
The Shares to be sold by the Selling Shareholders to the Underwriters hereunder have been duly and validly authorized, are fully paid and non-assessable and will conform in all material respects to the description of the Ordinary Shares contained in the Pricing Disclosure Package and the Prospectus.

(n)
The statements set forth in the Pricing Disclosure Package and Prospectus under the caption “Description of Share Capital and Articles of Association,” insofar as they purport to constitute a summary of the terms of the Shares, and under the caption “Underwriting,” insofar as they purport to describe the provisions of the laws of the relevant jurisdictions (other than laws, rules and regulations relating to selling restrictions in various foreign jurisdictions) and documents referred to therein with respect thereto, are accurate, complete and fair in all material respects.

(o)
Neither the Company nor any of its subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p)
The execution and delivery by the Company of, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement or the Pricing Disclosure Package and the Prospectus will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority to which the Company or any of its subsidiaries is subject, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.  Subject to the Underwriters’ compliance with their obligations under Section 7(f) hereof, the Company is not required to publish a prospectus in the State of Israel under the laws of the State of Israel with respect to the offer and sale of the Shares.

(q)
No consent, approval, authorization, order, license, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required to be obtained by the Company for the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement except such as have been obtained under the Act, the approval by the Financial Industry Regulatory Authority (“FINRA”) of the underwriting terms and arrangements, and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable United States state or non-United States securities laws in connection with the purchase and distribution of the Shares by the Underwriters.

(r)
Except as described in the Pricing Disclosure Package and the Prospectus, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or, to the knowledge of the Company, would, reasonably be expected to be, a party or to which any property of the Company or any of its subsidiaries is subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect; to the knowledge of the Company, no such investigations, actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending legal, governmental or regulatory actions, suits or proceedings that would be required under the Act to be described in the Registration Statement, the Pricing Prospectus or the Prospectus that are not so described therein and (ii) there are no statutes, regulations or contracts or other documents that would be required under the Act to be filed as exhibits to the Registration Statement or described in the Registration Statement, the Pricing Prospectus or the Prospectus that are not so filed as exhibits to the Registration Statement or described in the Registration Statement, the Pricing Prospectus and the Prospectus.

(s)
To the Company’s knowledge, Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, who have certified certain financial statements (which term as used in this Agreement includes the related notes thereto) of the Company and its subsidiaries, and supporting schedules, included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Act.

(t)
The Company and its subsidiaries have good and marketable title in fee simple (in the case of real property) to, or have valid and marketable rights to lease or otherwise use, all items of real and personal property and assets that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(u)
(i) The Company and its subsidiaries own or possess valid, binding and enforceable licenses or other rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses as currently conducted and as proposed to be conducted in the Registration Statement, the Pricing Disclosure Package and the Prospectus, (ii) to the knowledge of the Company, the conduct of the Company’s and its subsidiaries’ respective businesses as currently conducted, and as proposed to be conducted in the Registration Statement, the Pricing Disclosure Package and the Prospectus, does not conflict in any material respect with any such intellectual property rights of others except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, and (iii) the Company and its subsidiaries have not received any notice of any claim of infringement, misappropriation or conflict with any such intellectual property rights of others in connection with the operation of their respective businesses, which would reasonably be expected to result in a Material Adverse Effect.

(v)
No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company or any of its subsidiaries, on the other, that would be required by the Act to be described in the Registration Statement, the Pricing Prospectus or the Prospectus that are not so described therein.

(w)
The Company is not an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”).

(x)
The Company and its subsidiaries have (A) paid all United States federal, state and local and non-United States taxes required to be paid through the date hereof and (B) filed all tax returns required to be filed through the date hereof, in each case, other than taxes or tax returns with respect to which the Company or its subsidiaries has properly requested extensions thereof and except for (i) taxes currently being contested in good faith and which have been adequately accrued for in accordance with generally accepted accounting principles in the United States, or (ii) any tax returns or taxes the failure to file or pay which would not reasonably be expected to have a Material Adverse Effect; and except as otherwise disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, there is no tax deficiency that has been, or would reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets for which has not been adequately accrued for in accordance with generally accepted accounting principles in the United States other than such that would not reasonably be expected to have a Material Adverse Effect.

(y)
The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate United States federal, state or local or non-United States governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and except as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except where such revocation, modification or failure to renew would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(z)
No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened, and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect.

(aa)
The Company and its subsidiaries (a) are, and at all prior times were, in compliance with any and all applicable United States federal, state, local, Israeli and other non-United States laws, rules, regulations, requirements, decisions, judgments, decrees, orders and the common law relating to pollution or the protection of the environment, natural resources or human health or safety, including those relating to the generation, storage, treatment, use, sale, distribution, handling, transportation, Release or threat of Release of Hazardous Materials (collectively, “Environmental Laws”), (b) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, (c) have not received notice of any actual or potential liability under or relating to, or actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any Release or threat of Release of Hazardous Materials, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, (d) are not conducting or paying for, in whole or in part, any investigation, remediation or other corrective action pursuant to any Environmental Law at any location, and (e) are not a party to any order, decree or agreement that imposes any obligation or liability under any Environmental Law, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries or their properties, except in the case of each of (i) and (ii) above, for any such matter, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) except as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, (a) there are no proceedings that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of $300,000 or more will be imposed, (b) the Company and its subsidiaries are not aware of any facts or issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws, including the Release or threat of Release of Hazardous Materials, that could reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries, and (c) none of the Company and its subsidiaries anticipates material capital expenditures relating to any Environmental Laws. “Hazardous Materials” means any material, chemical, substance, waste, pollutant, contaminant, compound, mixture, or constituent thereof, in any form or amount, that are regulated or can give rise to liability under any Environmental Law, including, without limitation, petroleum (including crude oil or any fraction thereof) and petroleum products, natural gas liquids, asbestos and asbestos containing materials, radioactive materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, volatile and semi-volatile organic compounds, brine, and drilling mud.  “Release” means any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, or migrating in, into or through the environment, or in, into, from or through any building or structure.

(bb)
There has been no storage, generation, transportation, use, sale, distribution, handling, treatment, Release or threat of Release of Hazardous Materials by, relating to or caused by the Company or any of its subsidiaries (or, to the knowledge of the Company and its subsidiaries, any other entity (including any predecessor) for whose acts or omissions the Company or any of its subsidiaries is or could reasonably be expected to be liable) at, on, under or from any property or facility now or previously owned, operated or leased by the Company or any of its subsidiaries, or at, on, under or from any other property or facility, in violation of any Environmental Laws or in a manner or amount or to a location that could reasonably be expected to result in any liability under any Environmental Law, except for any violation or liability which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(cc)
Except as would not reasonably be expected to result in a Material Adverse Effect, each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that is not subject to ERISA, for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Code ) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to, ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, the minimum funding standard of Section 412 of the Code or Section 302 of ERISA, as applicable, has been satisfied (without taking into account any waiver thereof or extension of any amortization period) and is reasonably expected to be satisfied in the future (without taking into account any waiver thereof or extension of any amortization period); (iv) the fair market value of the assets of each Plan subject to Title IV of ERISA exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (v) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur with respect to any Plan subject to Title IV of ERISA; (vi) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guaranty Corporation (the “PBGC”), in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”); (vii) neither the Company nor any member of the Controlled Group has withdrawn or partially withdrawn from any Multiemployer Plan, or received notice of any claim or demand for withdrawal liability or partial withdrawal liability from any such plan, and no condition has occurred which, could reasonably expected to result in a withdrawal or partial withdrawal from any such plan; and (viii) there is no pending audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the PBGC or any other governmental agency or any foreign regulatory agency with respect to any Plan that could reasonably be expected to result in material liability to the Company or its subsidiaries.  None of the following events has occurred or is reasonably likely to occur: (x) a material increase in the aggregate amount of contributions required to be made to all Plans by the Company or its subsidiaries in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the Company and its subsidiaries’ most recently completed fiscal year; or (y) a material increase in the Company and its subsidiaries’ “accumulated post-retirement benefit obligations” (within the meaning of Statement of Financial Accounting Standards 106) compared to the amount of such obligations in the Company and its subsidiaries’ most recently completed fiscal year.

(dd)
The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act (defined below)) that complies with the requirements of the Exchange Act and that has been designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(ee)
The Company and its subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company is not aware of any material weaknesses in the Company’s internal controls.  The Company’s auditors and the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are known to the Company’s management and that have adversely affected or are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud known to the Company’s management, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(ff)
The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(gg)
The Company and its subsidiaries maintain insurance policies covering their respective properties, operations and businesses, which insurance is in amounts and insures against such losses and risks as are reasonably adequate to protect the Company and its subsidiaries and their respective businesses; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(hh)
Neither the Company nor any of its subsidiaries nor any director (in his or her capacity as a director of the Company) or officer of the Company or any of its subsidiaries, nor, to the knowledge of the Company, any employee, agent, controlled affiliate or other person associated with (within the meaning of such term in applicable law or regulation) or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption law, including, without limitation, Chapter 9 (sub-Chapter 5) of the Israel Penal Law 5737-1977 and the rules and regulations thereunder (collectively, “Anti-Corruption Laws”); or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any unlawful rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit.   The Company and its subsidiaries have instituted and maintain and enforce policies and procedures reasonably designed to promote compliance with all applicable anti-bribery and anti-corruption laws.

(ii)
The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable laws relating to money laundering, any predicate crime thereto, and any financial recordkeeping and reporting requirements related thereto, including but not limited to, the Currency and Foreign Transactions Reporting Act of 1970, as amended, (also known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Israel Prohibition on Money Laundering Law, 5760-2000, the Israeli Prohibition on Money Laundering Order, 5761-2001, the Israel Prohibition on Terrorist Financing Law, 5765-2005, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory authority (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws has been received, is pending or, to the knowledge of the Company, threatened.  The Company and its subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with Anti-Money Laundering Laws.

(jj)
Neither the Company nor any of its subsidiaries nor any of their respective directors, officers, or employees, nor, to the knowledge of the Company, their respective agents, affiliates, or other persons acting on behalf of the Company or any of its subsidiaries is (i) the subject or the target of any sanctions imposed, administered, or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union or any member state thereof, His Majesty’s Treasury of the United Kingdom or other relevant governmental or regulatory authority that enforce sanctions (collectively, “Sanctions”), (ii) located, organized or resident in a country or territory that is itself the subject or target of comprehensive Sanctions (a “Sanctioned Country”), or (iii) owned 50% or more or controlled by any such person or persons described in the foregoing clauses (i) – (ii).  Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, since April 24, 2019, the Company, its subsidiaries and their respective directors and officers, and to the knowledge of the Company, their respective employees, agents, and affiliates (i) are, and have been, in compliance with Sanctions, and (ii) have not conducted any business or engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions, or with or in any Sanctioned Country, in either case in violation of Sanctions.  Since April 24, 2019, the Company and its subsidiaries have not received notice of any action, suit, proceeding or investigation from any governmental or regulatory authority that enforces Sanctions, and to the knowledge of the Company and its subsidiaries, no such action, suit, proceeding, or investigation is pending or threatened.  The Company and its subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with Sanctions.

(kk)
No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s share capital, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company.

(ll)
Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares.

(mm)
No person, other than the Selling Shareholders, has the right to require the Company or any of its subsidiaries to register any securities for sale under the Act by reason of the filing of the Registration Statement with the Commission or the sale and delivery of the Shares.

(nn)
The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares.  In addition, the Company has not engaged in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law, 5728-1968, as amended, and the regulations promulgated thereunder (collectively, the “Israeli Securities Law”) in connection with the transactions contemplated hereby, which would require the Company to publish a prospectus in the State of Israel under the laws of the State of Israel.

(oo)
Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus is not based on or derived from sources that are reliable and accurate in all material respects.

(pp)	To the Company’s knowledge, it is in compliance with all applicable listing requirements of the Nasdaq Market.

(qq)
There is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans.

(rr)
Except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries have complied, and are presently in compliance with all of the Company’s external privacy policies, all applicable contractual obligations, all applicable laws and any other applicable legal obligations, in each case, regarding the collection, use, transfer, import, export, storage, protection, disposal and disclosure by the Company and its subsidiaries of personal, personally identifiable, sensitive, or confidential data (“Data Security Obligations”, and such data, “Data”), except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its subsidiaries has received any notification of a complaint regarding and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Data Security Obligation by the Company or any of its subsidiaries.  To the Company’s knowledge, there is no action, suit, investigation, or proceeding by or before any court or governmental agency, authority or body pending or threatened alleging non-compliance with any Data Security Obligation by the Company or any of its subsidiaries.

(ss)
To the Company’s knowledge, the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company or its subsidiaries as currently conducted and are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants that are designed to interrupt use of, permit unauthorized access to, or disable, damage or erase any software material to the business of the Company or its subsidiaries. Without limiting the foregoing, the Company and its subsidiaries have used reasonable efforts to establish and maintain reasonable information technology, information security, cyber security and data protection controls, policies and procedures, including oversight, access controls, encryption, technological and physical safeguards and business continuity/disaster recovery and security plans consistent with Data Security Obligations that are designed to protect against and prevent breach, destruction, loss, unauthorized distribution, use, access, disablement, misappropriation or modification, or other compromise or misuse of or relating to any IT Systems or Data used in connection with the operation of the Company’s and its subsidiaries’ businesses (“Breach”). To the Company’s knowledge, there has been no material Breach, and the Company and its subsidiaries have not been notified of and have no knowledge of any event or condition that would reasonably be expected to result in any such material Breach.

(tt)
No stamp or other issuance or transfer taxes or similar duties are payable by or on behalf of the Underwriters, or otherwise imposed on any payments made to the Underwriters, to the State of Israel or to any political subdivision or taxing authority thereof in connection with (1) the execution, delivery or performance by the Company of this Agreement; (2) the initial sale or delivery of the Shares by the Selling Shareholders to or for the respective accounts of the Underwriters as set forth in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus and pursuant to the terms of this Agreement; (3) the initial resale and delivery outside of the State of Israel by the Underwriters of the Shares to be sold by the Selling Shareholders to the purchasers thereof in the manner contemplated pursuant to the terms of this Agreement; or (4) any other transaction or payment contemplated by this Agreement related to the sale or delivery of the Shares by the Selling Shareholders.

(uu)
(i) The Company is in compliance with all conditions and requirements stipulated by the instruments of approval and tax ruling (the “Ruling”) granted to it with respect to “Benefited Enterprise” and “Industrial Enterprise” status of the Company and/or any of its facilities as well as with respect to the other tax benefits received by the Company as set forth under the caption “Operating and Financial Review and Prospects – Israeli Tax Considerations and Government Programs” in Item 5.A. of the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2023 and by Israeli laws and regulations relating to its “Approved Enterprise”, “Privileged Enterprise”, “Benefited Enterprise” and/or “Industrial Enterprise” status and the aforementioned other tax benefits received by the Company; (ii) all information supplied by the Company with respect to applications relating to its “Approved Enterprise”, “Privileged Enterprise”, “Benefited Enterprise” and/or “Industrial Enterprise” status (including in connection with the Ruling) was true, correct and complete when supplied to the appropriate authorities; and (iii) the Company has not received any written notice of any proceeding or investigation relating to revocation or modification of any of its “Approved Enterprise”, “Privileged Enterprise”, “Benefited Enterprise” and/or “Industrial Enterprise” status granted with respect to the Company of any of its facilities, in each case except for any failure to comply, inaccuracy or notice (as appropriate) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(vv)
Neither the Company nor any of its subsidiaries or their properties or assets has immunity under the State of Israel, U.S. federal or New York state law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of the State of Israel, U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to their respective obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Company or any of its subsidiaries or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated by this Agreement, may at any time be commenced, the Company has, pursuant to Section 22 of this Agreement, waived, and it will waive, or will cause its subsidiaries to waive, such right to the extent permitted by law.

(ww)
Any final judgment for a fixed or determined sum of money rendered by any U.S. federal or New York state court located in the State of New York having jurisdiction under its own laws in respect of any suit, action or proceeding against the Company based upon the Agreement would be declared enforceable against the Company by the courts of the State of Israel, without reconsideration or reexamination of the merits, subject to the limitations described under “Enforceability of Civil Liabilities” in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(xx)
The choice of laws of the State of New York as the governing law of the Agreement is a valid choice of law under the laws of the State of Israel and will be honored by the courts of the State of Israel, subject to the restrictions described under the caption “Enforcement of Civil Liabilities” in the Pricing Prospectus and the Prospectus.  The Company has the power to submit, and pursuant to Section 20 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York state and United States federal court sitting in the City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in such court.

(yy)
Subject to the qualifications and assumptions set forth in the Registration Statement, the Pricing Prospectus and the Prospectus, and based on the Company’s market capitalization and the nature of its income, assets and business, the Company does not expect to be classified as a “passive foreign investment company”, as defined in Section 1297 of the Code, for its current taxable year.

(zz)
The legality, validity, enforceability or admissibility into evidence of any of the Registration Statement, the Pricing Disclosure Package, the Prospectus or this Agreement in any jurisdiction in which the Company is organized or does business is not dependent upon such document being submitted into, filed or recorded with any court or other authority in any such jurisdiction on or before the date hereof or that any tax, imposition or charge be paid in any such jurisdiction on or in respect of any such document.

(aaa)	The Company is a “foreign private issuer” as defined in Rule 405 under the Act.

(bbb)
It is not necessary under the laws of the State of Israel (i) to enable the Underwriters to enforce their rights under this Agreement, or (ii) solely by reason of the execution, delivery or consummation of this Agreement, for any of the Underwriters to be qualified or entitled to carry out business in the State of Israel.

(ccc)
The legality, validity, enforceability or admissibility into evidence of any of the Registration Statement, the Pricing Disclosure Package, the Prospectus or this Agreement or the Shares in the State of Israel is not dependent upon such document being submitted into, filed or recorded with any court or other authority the State of Israel on or before the date hereof or that any tax, imposition or charge be paid in the State of Israel on or in respect of any such document.

(ddd)
No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) contained or incorporated by reference in the Registration Statement, the Pricing Prospectus or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(eee)
At the time of filing the Registration Statement and any post-effective amendment thereto, and at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date hereof, the Company is not, an “ineligible issuer,” as defined under Rule 405 under the Act.

(fff)
(i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Shares in reliance on the exemption of Rule 163 under the Act, and (iv) at the date hereof, the Company has been and is a “well-known seasoned issuer” as defined in Rule 405 under the Act (a “WKSI”).

(ggg)	The Company has validly appointed CyberArk Software, Inc. as its authorized agent for service of process in the United States.

2.	Each of the Selling Shareholders severally and not jointly represents and warrants to, and agrees with, each of the Underwriters and the Company that:

(a)
All consents, approvals, authorizations and orders necessary for the execution and delivery by such Selling Shareholder of this Agreement and the Paying Agent Agreement (as defined below), and for the sale and delivery of the Shares to be sold by such Selling Shareholder hereunder, have been obtained except for the registration under the Act of the Shares and such consents, approvals, authorizations and orders as may be required under state securities or Blue Sky laws, the rules and regulations of FINRA or the approval for listing on the Exchange in connection with the purchase and distribution of the Shares by the Underwriters and except for such consents, approvals, authorizations, or orders that have been obtained or will be obtained prior to the Time of Delivery; and such Selling Shareholder has full right, power and authority to enter into this Agreement, and the Paying Agent Agreement and to sell, assign, transfer and deliver the Shares to be sold by such Selling Shareholder hereunder.

(b)
The sale of the Shares to be sold by such Selling Shareholder hereunder and the compliance by such Selling Shareholder with this Agreement and the Paying Agent Agreement and the consummation of the transactions herein and therein contemplated will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder is bound or to which any of the property or assets of such Selling Shareholder is subject, (ii) conflict with the provisions of the limited partnership agreement of such Selling Shareholder and (iii) result in any violation of the provisions of any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over such Selling Shareholder or any of its subsidiaries or any property or assets of such Selling Shareholder, except, in the case of clause (i) and (iii), for such defaults, breaches or violations that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Selling Shareholder to perform its obligations under this Agreement or to consummate any of the transactions contemplated hereby.

(c)
Such Selling Shareholder has, and immediately prior to the Time of Delivery (as defined in Section 5 hereof) such Selling Shareholder will have, good and valid title to, or a valid “security entitlement” within the meaning of Section 8-501 of the New York Uniform Commercial Code (the “UCC”) in respect of, the Shares to be sold by such Selling Shareholder hereunder at the Time of Delivery, free and clear of all security interests, claims, liens, equities or other encumbrances; and, upon delivery of such Shares and payment therefor pursuant hereto, good and valid title to such Shares, free and clear of all security interests, claims, liens, equities or other encumbrances, will pass to the Underwriters.

(d)
Upon payment for the security entitlement in respect of the Shares to be sold by such Selling Shareholder pursuant to this Agreement and the crediting of such Shares on the books of the Depository Trust Company (“DTC”) to a securities account of the Underwriter (assuming that neither DTC nor the Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the UCC) to such shares), (A) DTC shall be a “protected purchaser” of such Shares within the meaning of Section 8-303 of the UCC and (B) no action based on any “adverse claim”, within the meaning of Section 8-102 of the UCC, to such Shares may be asserted against the Underwriter with respect to such security entitlement; for purposes of this representation, the Selling Shareholders may assume that when such payment, delivery and crediting occur, (x) such Shares will have been registered in the name of Cede & Co. or another nominee designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, articles of association, bylaws and applicable law, (y) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the account of the Underwriter on the records of DTC will have been made pursuant to the UCC.

(e)	On or prior to the date of the Pricing Prospectus, such Selling Shareholder has executed and delivered to the Underwriters an agreement substantially in the form of Annex II hereto.

(f)
To the extent that any statements or omissions made in the Registration Statement, any Preliminary Prospectus, the Prospectus or any amendment or supplement thereto are made in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder expressly for use therein, such Registration Statement and Preliminary Prospectus did, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will, when they become effective or are filed with the Commission, as the case may be, conform in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; it being understood and agreed that the written information furnished by the Selling Shareholder consists only of (i) the legal name, address and the number of shares owned by the Selling Shareholder prior to the offering by the Selling Shareholder and (ii) the table and corresponding footnote information with respect to the Selling Shareholder under the caption “Selling Shareholders” in the Registration Statement, any Preliminary Prospectus or the Prospectus (collectively, the “Selling Shareholder Information”).

(g)
Selling Shareholder will deliver to the Underwriters prior to or at the Time of Delivery (as defined in Section 5 hereof) a properly completed and executed United States Treasury Department Form W-9, if the Selling Shareholder is a United States person, or the applicable Form W-8, if the Selling Shareholder is a non-United States person (or, in each case, other applicable form or statement specified by Treasury Department regulations in lieu thereof).

(h)
The obligations of the Selling Shareholders hereunder shall not be terminated by operation of law, or in the case of a partnership, limited liability company or corporation, by the dissolution of such partnership, limited liability company or corporation, or by the occurrence of any other event.

(i)
Neither such Selling Shareholder, nor any of such Selling Shareholder’s subsidiaries nor any of their respective directors, officers, employees, or to the knowledge of the Selling Shareholder, their respective agents, or affiliates is (i) the subject or target of any Sanctions, (ii) located, organized or resident in a Sanctioned Country, or (iii) is owned 50% or more or controlled by one or more persons described in the foregoing clauses (i) – (ii).  Such Selling Shareholder will not directly or knowingly indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund, facilitate, or otherwise finance activities in a manner that violates Sanctions, including any activities of or business with any person that is the subject or target of Sanctions, or in or with any Sanctioned Country, or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.  None of the Selling Shareholder, its subsidiaries, or their respective directors, officers, or employees, or to the knowledge of the Selling Shareholder, their respective agents or affiliates, is the subject or target of Sanctions.  Since April 24, 2019, such Selling Shareholder, its subsidiaries, and their respective directors and officers, and, to the knowledge of the Selling Shareholder, their respective employees, agents, and affiliates have not engaged in any dealings or transactions with any person that is the subject or target of Sanctions, or in or with any Sanctioned Country, nor will Selling Shareholder engage in such dealings or transactions.  Since April 24, 2019, Selling Shareholder and its subsidiaries have not received notice of any action, suit, proceeding or investigation from any governmental or regulatory authority that enforces Sanctions, and to the knowledge of the Company and its subsidiaries, no such action, suit, proceeding, or investigation is pending or threatened.

(j)
None of the Selling Shareholders or any of its subsidiaries, or, to the knowledge of the Selling Shareholders, any director, officer, employee, agent, representative, or affiliate thereof has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official or to any person in order to influence official action in violation of any applicable anti-corruption laws; (b) such Selling Shareholder and each of its subsidiaries have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; and (c) neither such Selling Shareholder nor any of its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.  The Selling Shareholder, its subsidiaries, and their respective directors and officers, and to the knowledge of the Selling Shareholder, their respective employees, agents, and affiliates are and have been at all times in material compliance with all applicable Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Selling Shareholder or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Selling Shareholder, threatened.

(k)
Except pursuant to this Agreement, there is no broker, finder or other party that is entitled to receive from any of the Selling Shareholders any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(l)	Each Selling Shareholder has been duly organized and is validly existing and in good standing under the laws of the State of Delaware.

(m)
Each Selling Shareholder is not (i) an employee benefit plan subject to Title I of ERISA, (ii) a plan or account subject to Section 4975 of the Code or (iii) an entity deemed to hold “plan assets” of any such plan or account under Section 3(42) of ERISA, 29 C.F.R. 2510.3-101, or otherwise.

(n)
The choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the jurisdiction where each Selling Shareholder is resident.  Such Selling Shareholder has the power to submit, and pursuant to this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York Court, and such Selling Shareholder has the power to designate, appoint and authorize, and pursuant to this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized an agent for service of process in any action arising out of or relating to this Agreement or the transactions contemplated hereby in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over such Selling Shareholder.

(o)
Such Selling Shareholder has not taken and will not take, directly or indirectly, any action that is designed to or that has constituted or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.  In addition, such Selling Shareholder has not engaged in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law in connection with the transactions contemplated hereby which would require the publication of a prospectus in the State of Israel under the laws of the State of Israel.

3.
Subject to the terms and conditions herein set forth, each of the Selling Shareholders agrees, severally and not jointly, to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Selling Shareholders, at a purchase price per share of $324.46, the number of Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the aggregate number of Shares to be sold by each of the Selling Shareholders as set forth opposite their respective names in Schedule II hereto by a fraction, the numerator of which is the aggregate number of Shares to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the aggregate number of Shares to be purchased by all of the Underwriters from all of the Selling Shareholders hereunder.

4.
Upon the authorization by you of the release of the Shares, the several Underwriters propose to offer the Shares for sale upon the terms and conditions set forth in the Pricing Prospectus and the Prospectus.

5.

(a)
The Shares to be purchased by each Underwriter hereunder, in definitive or book-entry form, and in such authorized denominations and registered in such names as the Underwriters may request upon at least twenty-four hours’ prior notice to the Company and the Selling Shareholders shall be delivered by or on behalf of the Selling Shareholders to the Underwriters, through the facilities of the DTC, for the account of such Underwriter, against payment by or on behalf of such Underwriter of the purchase price therefor by wire transfer of Federal (same-day) funds to the account specified by ESOP Management and Trust Services Ltd. (the “Paying Agent”) to the Underwriters at least twenty-four hours in advance.  With respect to any withholding taxes imposed under applicable Israeli law, the Paying Agent shall act as the withholding agent on behalf of the Underwriters, all in accordance with the provisions of the Paying Agent Agreement substantially in the form attached hereto as Annex I (the “Paying Agent Agreement”).  To the extent the Paying Agent delivers to the Underwriters prior to the Time of Delivery an undertaking in accordance with the provisions of the Income Tax Circular 19/2018 in the form attached as Exhibit C to the Paying Agent Agreement, then the payment made by the Underwriters to the Paying Agent shall be without any deduction or withholding of any taxes imposed under Israeli law; rather, such amounts (if any) will be withheld by the Paying Agent pursuant to the terms and conditions of the Paying Agent Agreement.  To the extent any amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Selling Shareholder.  The Company and the Selling Shareholders will cause the certificates, if any, representing the Shares to be made available for checking and packaging at least twenty-four hours prior to the Time of Delivery (as defined below) with respect thereto at the office of DTC or its designated custodian (the “Designated Office”).  The time and date of such delivery and payment shall be 9:30 a.m., New York City time, on December 9, 2024, or such other time and date as the Underwriters and the Selling Shareholders may agree upon in writing.  Such time and date are herein called the “Time of Delivery”.

(b)
The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 9 hereof, including the cross receipt for the Shares and any additional documents requested by the Underwriters pursuant to Section 9 hereof, will be delivered at the offices of Latham & Watkins LLP, 1271 Avenue of the Americas, New York, NY 10020 (the “Closing Location”), and the Shares will be delivered at the Designated Office, all at the Time of Delivery; provided, however, that unless physical delivery is requested by the Underwriters, such documents may be delivered electronically.

6.	The Company agrees with each of the Underwriters:

(a)
To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by Rule 430A(a)(3) under the Act; to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after the Company receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish you with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act, as applicable, subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Shares; to advise you, promptly after the Company receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus or suspending any such qualification, to promptly use its reasonable efforts to obtain the withdrawal of such order;

(b)
Promptly from time to time to take such action as you may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as you may request and to use commercially reasonable efforts to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares; provided that in connection therewith the Company shall not be required to qualify as a foreign corporation (where not otherwise required) or to file a general consent to service of process in any jurisdiction (where not otherwise required);

(c)
Prior to 10:00 a.m., New York City time, on the business day next succeeding the date of this Agreement (or such later time as may be agreed to by the Company and you) and from time to time, to furnish the Underwriters with electronic copies of the Prospectus in New York City in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Shares and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference therein in order to comply with the Act or the Exchange Act, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many  electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance; and in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the Shares at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many electronic copies as you may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

(d)
To make generally available to its securityholders as soon as practicable (which may be satisfied by filing with the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”)), but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158 under the Act);

(e)
During the period beginning from the date hereof and continuing to and including the date 60 days after the date of the Prospectus (the “Lock-Up Period”), not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to, any securities of the Company that are substantially similar to the Shares, including but not limited to any options or warrants to purchase Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise (other than the Shares to be sold hereunder or pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement), without the prior written consent of BofA Securities, Inc.; provided, however, that the restrictions in the foregoing sentence shall not apply to (A) the Shares to be sold hereunder; (B) the issuance by the Company of Shares upon the exercise of an option or warrant, the vesting or settlement of restricted shares or restricted share units or the conversion, exchange or reclassification of Shares or exchangeable shares outstanding as of the date of this Agreement and described in the Pricing Prospectus and the Prospectus or pursuant to the Company’s equity plans described in the Pricing Prospectus or the Prospectus (or the documents incorporated by referenced therein) (including net exercise, conversion or settlement and in respect of tax withholding payments due upon the exercise of options or the vesting of equity-based awards); (C) the grant of share options, restricted share units or other equity awards pursuant to the Company’s equity plans described in the Pricing Prospectus and the Prospectus (or the documents incorporated by referenced therein); (D) the issuance, offer or entry into an agreement providing for the issuance of Shares or any security convertible into or exercisable for Shares in connection with (x) an acquisition by the Company of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to such agreement; or (y) joint ventures, commercial relationships, partnership or other strategic transactions, and the issuance of any such securities pursuant to any such agreement; provided, further, that, (i) in the case of clause (D), the aggregate number of Shares that the Company may sell or issue or agree to sell or issue shall not exceed 10% of the total number of Shares outstanding immediately following the completion of the offering contemplated by this Agreement; (ii) in case of clauses (B), (C) and (D), the Company shall (x) cause each recipient of such securities to execute and deliver to the Underwriters, on or prior to the issuance of such securities, a lock-up letter substantially in the form of Annex II hereto (the “Lock-Up Agreement”).

(f)
During a period of three years from the effective date of the Registration Statement, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act, to furnish to you copies of all reports or other communications (financial or other) furnished to shareholders, and to deliver to you as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed; provided, that no reports, documents or other information needs to be furnished pursuant to this Section 6(f) to the extent they are available on EDGAR;

(g)	To promptly notify you if the Company ceases to be a WKSI or a foreign private issuer at any time prior to the Time of Delivery.

7.

(a)
The Company represents and agrees that, without the prior consent of the Underwriters, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Act; each Selling Shareholder represents and agrees that, without the prior consent of the Company and the Underwriters, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus; and each Underwriter represents and agrees that, without the prior consent of the Company and each Underwriter, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus required to be filed with the Commission; any such free writing prospectus the use of which has been consented to by the Company and the Underwriters is listed on Schedule III(a) or Schedule III(c) hereto.

(b)
The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(c)
The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus or Written Testing-the-Waters Communication any event occurred or occurs as a result of which such Issuer Free Writing Prospectus or Written Testing-the-Waters Communication would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Underwriters and, if requested by the Underwriters, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus, Written Testing-the-Waters Communication or other document which will correct such conflict, statement or omission, provided, however, that the obligations under this Section 7(c) shall not apply to any statements or omissions in an Issuer Free Writing Prospectus or Written Testing-the-Waters Communication made in reliance upon and in conformity with the Underwriter Information.

(d)
The Company represents and agrees that (i) it has not engaged in, or authorized any other person to engage in, any Testing-the-Waters Communications, other than Testing-the-Waters Communications with the prior consent of the Underwriters with entities that are qualified institutional buyers as defined in Rule 144A under the Act or institutions that are accredited investors as defined in Rule 501(a) under the Act; and (ii) it has not distributed, or authorized any other person to distribute, any Written Testing-the-Waters Communications, other than those distributed with the prior consent of the Underwriters that are listed on Schedule III(d) hereto; and the Company reconfirms that the Underwriters have been authorized to act on its behalf in engaging in Testing-the-Waters Communications.

(e)
The Company and each Selling Shareholder acknowledges, understands and agrees that the Shares may be offered and sold in Israel only by the Underwriters and only to Israeli investors who submit written confirmation to the Underwriters and the Company that such investor (A) falls within the scope of the First Addendum (the “Addendum”) to the Israeli Securities Law, is aware of the meaning of same and agrees to it and (B) is acquiring the Shares for investment for its own account or, if applicable, for investment for clients who are investors under Section 15A(b) of the Israeli Securities Law and in any event not as a nominee, market maker or agent and not with a view to, or for the resale in connection with, any distribution thereof (“Israeli Accredited Investors”).

(f)	Each Underwriter acknowledges, agrees and undertakes that the Shares may be sold in Israel by the Underwriters only to Israeli Accredited Investors.

(g)
Each Underwriter represents and agrees that (i) any Testing-the-Waters Communications undertaken by it were with entities that are qualified institutional buyers as defined in Rule 144A under the Act or institutions that are accredited investors as defined in Rule 501(a) under the Act and (ii) it will not distribute, or authorize any other person to distribute, any Written Testing-the-Waters Communication, other than those distributed with the prior authorization of the Company.

8.
The Company and each of the Selling Shareholders covenant and agree with one another and with the several Underwriters that (a) the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants and any reasonable and documented fees and expenses of counsel for such Selling Shareholders in connection with the registration of the Shares under the Act and all other expenses in connection with the preparation, printing, reproduction and filing of the Registration Statement, any Preliminary Prospectus, any Written Testing-the-Waters Communication, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing any agreement among Underwriters, this Agreement, the Blue Sky Memorandum, if any, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iii) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 6(b) hereof, including the reasonable and documented fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky survey, if any; (iv) all fees and expenses in connection with listing the Shares on the Exchange; (v) the filing fees incident to, and the fees and disbursements of counsel for the Underwriters in connection with, any required review by FINRA of the terms of the sale of the Shares; (vi) the cost of preparing share certificates, if applicable; (vi) the cost and charges of any transfer agent or registrar; and (vii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 8, including the fees of the Paying Agent; and (b) such Selling Shareholder will pay or cause to be paid all costs and expenses incident to the performance of such Selling Shareholder’s obligations hereunder with respect to (i) fees and expenses of any tax advisor or other advisor to such Selling Shareholder and (ii) all transfer, stamp and other similar taxes incident to the sale and delivery of the Shares to be sold by such Selling Shareholder to the Underwriters hereunder.  It is understood, however, that the amount payable by the Company pursuant to subsections (iii) and (v) for the fees and disbursements of counsel for the Underwriters shall not exceed $30,000 in the aggregate.  It is understood, however, that, except as provided in this Section 8, and Sections 10 and 13 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel and any advertising expenses connected with any offers they may make.

9.
The obligations of the Underwriters hereunder, as to the Shares to be delivered at the Time of Delivery, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and the Selling Shareholders herein are, at and as of the Applicable Time and the Time of Delivery, true and correct, the condition that the Company and the Selling Shareholders shall have performed all of its and their obligations hereunder theretofore to be performed, and the following additional conditions:

(a)
The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 6(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose or pursuant to Section 8A of the Act shall have been initiated or, to the Company’s knowledge, threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the Pricing Prospectus, Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

(b)
Latham & Watkins LLP, U.S. counsel for the Company, shall have furnished to you such written opinion or opinions, dated the Time of Delivery, in form and substance satisfactory to the Underwriters, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c)
Meitar Law Offices, Israeli counsel for the Company, shall have furnished to you such written opinion or opinions, dated the Time of Delivery, in form and substance satisfactory to the Underwriters, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(d)
Kirkland & Ellis LLP, U.S. counsel for the Selling Shareholders, shall have furnished to you such written opinion or opinions, dated the Time of Delivery, in form and substance satisfactory to the Underwriters, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(e)
Paul Hastings LLP, U.S. counsel for the Underwriters, shall have furnished to you such written opinion or opinions, dated the Time of Delivery, in form and substance satisfactory to you, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(f)
Naschitz, Brandes, Amir & Co., Israeli counsel for the Underwriters, shall have furnished to you such written opinion or opinions, dated the Time of Delivery, in form and substance satisfactory to you, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(g)
On the date of the Prospectus at a time prior to the execution of this Agreement, at 10:00 a.m., New York City time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at the Time of Delivery, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, and Ernst & Young LLP shall have each furnished to you a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you;

(h)
(i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Pricing Prospectus, and (ii) since the respective dates as of which information is given in the Pricing Prospectus there shall not have been any change in the share capital (other than the issuance of Ordinary Shares to the Selling Shareholders, the issuance of Ordinary Shares upon exercise of the Convertible Notes, and as a result of the grant, vesting, exercise or settlement, if any, of share options or the award, if any, of share options, restricted shares or other equity incentives in the ordinary course of business pursuant to the Company’s equity plans that are described in the Pricing Prospectus) or long-term debt of the Company or any of its subsidiaries or any change or effect, or any development involving a prospective change or effect, in or affecting (x) the business, properties, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, except as set forth or contemplated in the Pricing Prospectus and the Prospectus, or (y) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated in the Pricing Prospectus and the Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in your judgment so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at the Time of Delivery on the terms and in the manner contemplated in the Pricing Prospectus and the Prospectus;

(i)
Subsequent to the earlier of (A) the Applicable Time and (B) the execution and delivery of this Agreement, if there are any debt securities or preferred shares of or guaranteed by the Company or any of its subsidiaries that are rated by a “nationally recognized statistical rating organization”, as such term is defined under Section 3(a)(62) under the Exchange Act, (i) no downgrading shall have occurred in the rating accorded any such debt securities or preferred shares and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of any such debt securities or preferred shares (other than an announcement with positive implications of a possible upgrading).

(j)
On or after the Applicable Time there shall not have occurred any of the following:  (i) a suspension or material limitation in trading in securities generally on the Exchange; (ii) a suspension or material limitation in trading in the Company’s securities on the Exchange; (iii) a general moratorium on commercial banking activities declared by either Federal, New York State or Israeli authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or the State of Israel; (iv) the attack, outbreak or escalation of hostilities or act of terrorism involving the United States or the State of Israel or the declaration by the United States or the State of Israel of a national emergency or war or (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States, the State of Israel or elsewhere, if the effect of any such event specified in clause (iv) or (v) in your judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at the Time of Delivery on the terms and in the manner contemplated in the Pricing Prospectus and the Prospectus;

(k)	The Shares to be sold at the Time of Delivery shall have been duly listed for quotation on the Exchange;

(l)
The Company shall have obtained and delivered to the Underwriters executed copies of an agreement from certain executive officers and directors of the Company listed on Schedule IV hereto and each Selling Shareholder, substantially to the effect set forth in Annex II hereto in form and substance satisfactory to you;

(m)	The Company shall have complied with the provisions of Section 6(c) hereof with respect to the furnishing of prospectuses on the business day next succeeding the date of this Agreement;

(n)
The Company and the Selling Shareholders shall have furnished or caused to be furnished to you at the Time of Delivery certificates of officers of the Company and of the Selling Shareholders, satisfactory to the Underwriters as to the accuracy of the representations and warranties of the Company and the Selling Shareholders, respectively, herein at and as of the Time of Delivery, as to the performance by the Company and the Selling Shareholders of all of their respective obligations hereunder to be performed at or prior to the Time of Delivery, and as to the matters set forth in Section 9(a) and Section 9(i);

(o)
The Company shall have furnished or caused to be furnished to you at the Time of Delivery a certificate of the chief financial officer of the Company in form and substance reasonably satisfactory to the Underwriters; and

10.

(a)
The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus, any “roadshow” as defined in Rule 433(h) under the Act (a “roadshow”), any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act or any Written Testing-the-Waters Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or any Written Testing-the-Waters Communication, in reliance upon and in conformity with the Underwriter Information or the Selling Shareholder Information.

(b)
Each of the Selling Shareholders will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus, any roadshow or any Written Testing-the-Waters Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto or any Issuer Free Writing Prospectus, any roadshow or any Written Testing-the-Waters Communication, in reliance upon and in conformity with the Selling Shareholder Information; and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that such Selling Shareholder shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus or any amendment or supplement thereto or any Issuer Free Writing Prospectus or Written Testing-the-Waters Communication in reliance upon and in conformity with the Underwriter Information; and provided further that the liability of a Selling Shareholder under this Section 10(b) shall in no event exceed an amount equal to the net proceeds received by such Selling Shareholder (before deducting expenses) from the Shares sold by such Selling Shareholder pursuant to this Agreement.

(c)
Each Underwriter will indemnify and hold harmless the Company and each Selling Shareholder against any losses, claims, damages or liabilities to which the Company or such Selling Shareholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or any roadshow or any Written Testing-the-Waters Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or any roadshow or any Written Testing-the-Waters Communication, in reliance upon and in conformity with the Underwriter Information; and will reimburse the Company and each Selling Shareholder for any legal or other expenses reasonably incurred by the Company or such Selling Shareholder in connection with investigating or defending any such action or claim as such expenses are incurred.  As used in this Agreement with respect to an Underwriter and an applicable document, “Underwriter Information” shall mean the written information furnished to the Company by such Underwriter expressly for use therein; it being understood and agreed upon that the only such information furnished by any Underwriter consists of the information in the Prospectus furnished on behalf of each Underwriter: the information contained in the fifth paragraph, the first, second, third, fourth and fifth sentences of the fourteenth paragraph, the first and third sentences of the fifteenth paragraph, and the seventeenth paragraph, under the caption “Underwriting.”

(d)
Promptly after receipt by an indemnified party under subsection (a), (b) or (c) of this Section 10 of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; provided that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 10 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under the preceding paragraphs of this Section 10.  In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to (i) participate therein and (ii) in the case of any such action that is not a regulatory proceeding, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party); provided that, after notice from the indemnifying party to such indemnified party of its election so to assume the defense of such non-regulatory proceeding, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the contrary;  or (ii) the named parties in any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment includes an unconditional release of the indemnified party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any indemnified party.

(e)
If the indemnification provided for in this Section 10 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other from the offering of the Shares and with the proportion among the Company and the Selling Shareholders to reflect the relative fault of the Company and the Selling Shareholders.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Shareholders on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations and with the proportion among the Company and the Selling Shareholders to reflect the relative fault of the Company and the Selling Shareholders.  The relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company and the Selling Shareholders bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholders on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company, each of the Selling Shareholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay under this Section 10 by reason of such untrue or alleged untrue statement or omission or alleged omission.  The liability of a Selling Shareholder under this Section 10(e) shall in no event exceed an amount equal to the net proceeds received by such Selling Shareholder (before deducting expenses) from the Shares sold by such Selling Shareholder pursuant to this Agreement (reduced by any amounts such Selling Shareholder is obligated to pay under Section 10(b) above).  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint.

(f)
The obligations of the Company and the Selling Shareholders under this Section 10 shall be in addition to any liability which the Company and the Selling Shareholders may otherwise have and shall extend, upon the same terms and conditions, to each employee, officer and director of each Underwriter and each person, if any, who controls any Underwriter within the meaning of the Act and each broker-dealer or other affiliate of any Underwriter; and the obligations of the Underwriters under this Section 10 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his or her consent, is named in the Registration Statement as about to become a director of the Company) and to each person, if any, who controls the Company or any Selling Shareholder within the meaning of the Act and the Exchange Act.

11.

(a)
If any Underwriter shall default in its obligation to purchase the Shares which it has agreed to purchase hereunder at the Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such Shares on the terms contained herein.  If within thirty-six hours after such default by any Underwriter you do not arrange for the purchase of such Shares, then the Company and the Selling Shareholders shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to you to purchase such Shares on such terms.  In the event that, within the respective prescribed periods, you notify the Company and the Selling Shareholders that you have so arranged for the purchase of such Shares, or the Company or a Selling Shareholder notifies you that it has so arranged for the purchase of such Shares, you or the Company or the Selling Shareholders shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary.  The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

(b)
If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company and the Selling Shareholders as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased does not exceed one-eleventh of the aggregate number of all the Shares to be purchased at the Time of Delivery, then the Selling Shareholders shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at the Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c)
If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you, the Company and the Selling Shareholders as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased exceeds one-eleventh of the aggregate number of all the Shares to be purchased at the Time of Delivery, or if the Selling Shareholders shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Shares of a defaulting Underwriter or Underwriters, then this Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter, the Company or the Selling Shareholders, except for the expenses to be borne by the Company, the Selling Shareholders and the Underwriters as provided in Section 8 hereof and the indemnity and contribution agreements in Section 10(f) hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

12.
The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Shareholders and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any of the Selling Shareholders, or any officer or director or controlling person of the Company, or any controlling person of any Selling Shareholder and shall survive delivery of and payment for the Shares.

13.
If this Agreement shall be terminated pursuant to Section 11 hereof, neither the Company nor the Selling Shareholders shall then be under any liability to any Underwriter except as provided in Sections 8 and 10(f) hereof; but, if for any other reason, any Shares are not delivered by or on behalf of the Selling Shareholders as provided herein or the Underwriters decline to purchase the Shares for any reason permitted under this Agreement, the Selling Shareholders pro rata will reimburse the Underwriters through you for all out-of-pocket expenses approved in writing by you, including reasonable and documented fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Shares not so delivered, but the Company and the Selling Shareholders shall then be under no further liability to any Underwriter except as provided in Sections 8 and 10(f) hereof.

14.
In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to BofA Securities, Inc., One Bryant Park, New York, New York 10036, with a copy to Attention: ECM Legal (email: dg.ecm_legal@bofa.com); if to any Selling Shareholder shall be delivered or sent by mail, telex or facsimile transmission to Kirkland & Ellis LLP, 333 West Wolf Point Plaza, Chicago, IL 60654, attention of Bradley C. Reed P.C. and Michael P. Keeley P.C., c/o the Company at the address set forth on the cover of the Registration Statement, Attention:  General Counsel; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention:  Secretary; provided, however, that any notice to an Underwriter pursuant to Section 10(d) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its questionnaire, or telex constituting such questionnaire, which address will be supplied to the Company or the Selling Shareholders by you upon request.

In accordance with the requirements of the USA PATRIOT Act, the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

15.
In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.  In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.  For purposes of this Section 15, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following:  (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.  “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

16.
This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Selling Shareholders and, to the extent provided in Sections 10 and 12 hereof, the officers and directors of the Company and each person who controls the Company, any Selling Shareholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

17.	Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

18.
The Company and the Selling Shareholders acknowledge and agree that (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Selling Shareholders, on the one hand, and the several Underwriters, on the other, and does not constitute a recommendation, investment advice, or solicitation of any action by the Underwriters, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or any Selling Shareholder, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company or any Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any Selling Shareholder on other matters) or any other obligation to the Company or any Selling Shareholder except the obligations expressly set forth in this Agreement, (iv) the Underwriters have not provided any legal, accounting, regulatory, investment or tax advice with respect to the offering of the Shares and the Company and each Selling Shareholder has consulted its own legal and financial advisors to the extent it deemed appropriate and (v) none of the activities of or communications by the Underwriters in connection with the transactions contemplated herein constitute a recommendation, investment advice, or solicitation of any action by the Underwriters to or for any Selling Shareholder.  The Company and each Selling Shareholder agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or any Selling Shareholder, in connection with such transaction or the process leading thereto.

19.
This Agreement supersedes all prior agreements and understandings (whether written or oral) among the Company, the Selling Shareholders and the Underwriters, or any of them, with respect to the subject matter hereof.

20.
This Agreement and any transaction contemplated by this Agreement and any claim, controversy or dispute arising under or related thereto shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws that would result in the application of any law other than the laws of the State of New York.  The Company and each Selling Shareholder agree that any suit, action or proceeding arising in respect of this Agreement or any transaction contemplated by this Agreement (“Related Proceedings”) will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York (collectively, the “Specified Courts”) and the Company and each Selling Shareholder agrees to submit to the jurisdiction of, and to venue in, such courts in any such suit, action or proceeding (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive).

21.
The Company, each Selling Shareholder and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or any Related Proceedings.  The Company irrevocably appoints CyberArk Software, Inc., as its authorized agent upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 14 shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company further agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of no less than seven years from the date of this Agreement.

22.
With respect to any Related Proceedings, the Company, each Selling Shareholder and each of the Underwriters irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceedings or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended, and the Israeli Foreign States Immunity Law, 5769-2008, as amended.

23.
The obligations of the Company and each Selling Shareholder pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by any Underwriter of any sum adjudged to be so due in such other currency, on which such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency.  If the United States dollars so purchased are less than the sum originally due to such Underwriter in United States dollars hereunder, the Company and each Selling Shareholder agree as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company or the applicable Selling Shareholder an amount equal to the excess of the United States dollars so purchased over the sum originally due to such Underwriter hereunder.

24.
All payments (including payments in kind, such as sale and delivery of Shares by the Selling Shareholders to the Underwriters and the initial sale and delivery of Shares by the Underwriters to purchasers thereof) made or deemed to be made by or on behalf of the Company or any Selling Shareholder under this Agreement shall be exclusive of any value added tax or any other tax of a similar nature (“VAT”) which is chargeable thereon.  If any VAT is or becomes chargeable in respect of any such payment or deemed payment, the Company or such Selling Shareholder, as applicable, shall pay in addition the amount of such VAT.

25.
All payments to be made by the Company and the Selling Shareholders hereunder shall be made without withholding or deduction for or on account of any present or future Israeli, U.S. federal, state and local taxes, duties or governmental charges whatsoever unless the Company or the Selling Shareholders are compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company or the Selling Shareholder(s), as applicable, shall pay such additional amounts as may be necessary in order to ensure that the net amounts received by each Underwriter after such withholding or deductions shall equal the amounts that would have been received if no withholding or deduction has been made; provided, however, that no such additional amounts will be paid to any Underwriter in connection with such withholding or deductions imposed due to such Underwriter or any of its affiliates (i) being an Israeli tax resident for the purposes of the Israeli Tax Ordinance (New Version), 1961, (ii) conducting any services, business or trade activity in Israel, (iii) having a permanent establishment or a fixed place of business in Israel, (iv) failing to be fully eligible for the benefits of the “Business Profits” article of an applicable tax treaty between such Underwriter’s jurisdiction of tax residency and the State of Israel, if applicable, or (v) failing to cooperate with the Company and the Selling Shareholders by providing a duly completed and executed Form A/114 and any other reasonably required information for the Company and the applicable Selling Shareholder(s) to obtain an exemption certificate from withholding or deduction in connection with the payments under this Agreement.

26.
This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

27.
Notwithstanding anything herein to the contrary, the Company and the Selling Shareholders are authorized to disclose to any persons the U.S. federal and state, Israeli, foreign or other income tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Company and the Selling Shareholders relating to that treatment and structure, without the Underwriters imposing any limitation of any kind.  However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws.  For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

[Signature page follows]

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company and each of the Selling Shareholders.  It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company and the Selling Shareholders for examination upon request, but without warranty on your part as to the authority of the signers thereof.

Very truly yours, CyberArk Software Ltd.

By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

Accepted as of the date hereof:

BofA Securities, Inc.

By:	/s/ Magdalena Heinrich
Name: Magdalena Heinrich
Title: Managing Director
The Selling Shareholder named in Schedule II hereto,

Triton Seller, LP

By:	/s/ Seth Boro
Name: Seth Boro
Title: Chief Executive Officer and President

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriter	Total Number of Shares to be Purchased
BofA Securities, Inc.	1,142,538
Total	1,142,538

Sch. I-1

SCHEDULE II

Selling Shareholder	Total Number of Shares to be Sold
Triton Seller, LP	1,142,538
Total	1,142,538

Sch. II-1

SCHEDULE III

(a)          Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:

N/A

(b)          Additional documents incorporated by reference:

N/A

(c)          Information other than the Pricing Prospectus that comprise the Pricing Disclosure Package:

Public offering price per ordinary share:  As to each investor, the price paid by such investor.

Number of Shares purchased by the Underwriters: 1,142,538

(d)          Written Testing-the-Waters Communications:

None

Sch. III-1

SCHEDULE IV

LIST OF PERSONS AND ENTITIES SUBJECT TO LOCK-UP

Ehud (Udi) Mokady
Matthew Cohen
Joshua Siegel
Gadi Tirosh
Ron Gutler
Kim Perdikou
Amnon Shoshani
François Auque
Avril England
Mary Yang

Sch. IV-1

ANNEX I

Form of Paying Agent Agreement

PAYING AGENT AGREEMENT

THIS PAYING AGENT AGREEMENT (this “Agreement”) is made as of December 9, 2024, by and among:

(1)	The Selling Shareholder (as defined below);

(2)	The Representative (as defined below); and

(3)	ESOP Management and Trust Services Ltd. (the “Paying Agent”).

WHEREAS, the shareholder listed in Exhibit A hereto (the “Selling Shareholder”) of CyberArk Software Ltd., a company organized under the laws of Israel (the “Company”), proposes to sell ordinary shares of the Company, par value NIS 0.01 per share, (the “Shares”), to the several underwriters (the “Underwriters”) named in the Underwriting Agreement entered into by and among BofA Securities, Inc., as representative of the several Underwriters (the “Representative”), the Company and the other parties thereto (the “Underwriting Agreement”), substantially in the form attached hereto as Exhibit B, and the Underwriters propose to offer such Shares to the public (the “Offering”). The undersigned also understands that, in connection with the Offering pursuant to the Underwriting Agreement, the Company has filed a Registration Statement on Form F-3 (File No. 333-282772) with the Securities and Exchange Commission, to register under the Securities Act of 1933, as amended, among others, the offer and sale of the Shares proposed to be sold by the Selling Shareholder, which consist of an aggregate of 1,142,538 Shares, that the Underwriters propose to purchase on the Time Delivery (as defined in the Underwriting Agreement) (the “Closing Date”, and the “Offered Shares”, respectively);

WHEREAS, the Offered Shares are held in book-entry form in an account established in the name of the Selling Shareholder at Equiniti Trust Company, LLC (the “Transfer Agent”), in its capacity as the Company’s registrar and transfer agent;

WHEREAS, the Representative hereby represents and warrants that the Representative has been duly authorized to enter into this Agreement and to perform the Representative’s obligations hereunder and to consummate the transactions contemplated hereby, in each case, on behalf of the Underwriters;

WHEREAS, in this Agreement, all actions taken by the undersigned Representative have been taken in its capacity as Representative and the undersigned Representative has executed this Agreement solely in its capacity as Representative, and not in its individual corporate capacity; and

WHEREAS, the Selling Shareholder hereby represents and warrants that the Selling Shareholder has been and is duly authorized to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.

Pursuant to the Underwriting Agreement, the Selling Shareholder has acknowledged and agreed that the payment to be wired from the Paying Agent to the Selling Shareholder in full payment for the Selling Shareholder’s Offered Shares as to be finally set forth in the Underwriting Agreement may be subject to Israeli taxes withheld at source if required by applicable laws and in accordance with this Agreement. Set forth in Exhibit A hereto is certain information with respect to the Selling Shareholder, including the number of Shares and the price per Offered Share payable to the Selling Shareholder in accordance with the terms of the Underwriting Agreement.

1.   Appointment of Paying Agent.

(A) The Representative (on behalf of the Underwriters) hereby appoints the Paying Agent as the Underwriters’ paying agent in connection with the purchase of the Offered Shares pursuant to the Underwriting Agreement. The Representative (on behalf of the Underwriters) authorizes and directs the Paying Agent to receive the proceeds transferred free of any withholding or deduction to the Paying Agent by the Representative on behalf of the Underwriters in accordance with the Underwriting Agreement as reflected in this Agreement, and to deposit such payment into the Account (as defined below) of the Paying Agent to be retained by the Paying Agent for the benefit of the Selling Shareholder for a period of up to 180 (one hundred and eighty) days following the Closing Date or an earlier date required in writing by the Selling Shareholder or by the Israel Tax Authority (“ITA”) (the “Withholding Drop Date”), during which time the Paying Agent shall not withhold any Israeli tax on such consideration, except as provided below:

(a) If the Selling Shareholder has provided the Paying Agent, at least three (3) Business Days prior to the Withholding Drop Date, with a valid certificate issued by the ITA regarding the deduction or withholding of tax (including the reduced percentage of tax to be withheld, an exemption from withholding or any other instructions regarding the payment or withholding) in form and substance reasonably acceptable to the Paying Agent, whether a specific certificate issued by the ITA, or a valid certificate issued by the ITA pursuant to the Income Tax Regulations (Withholding from Consideration, Payment or Gain from the Sale of Securities, Sale of a Mutual Fund Unit or Future Transactions), 5763-2002 (a “Valid Certificate”), then the withholding (if any) of any amount under Israeli tax law from the consideration payable to the Selling Shareholder, and the payment of the consideration or any portion thereof, shall be made by the Paying Agent promptly following the delivery of such Valid Certificate and within 2 Business Days thereafter in accordance with the provisions of such Valid Certificate; For purposes hereof, “Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in Israel or New York are authorized by law or executive order to be closed.

(b) If the Selling Shareholder (i) does not provide the Paying Agent with a Valid Certificate by the day that is three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request to the Paying Agent to release its portion of the consideration payable hereunder prior to the Withholding Drop Date and fails to submit a Valid Certificate at or before such time; then the amount to be withheld from the consideration payable to the Selling Shareholder shall, unless otherwise instructed in writing by the ITA, be calculated according to “Assets and Services” applicable withholding rate (which is 30% as of the date of this Agreement, and calculated in NIS based on a US$:NIS exchange rate on the date the actual payment is made from the Paying Agent to the Selling Shareholder), as determined by the Paying Agent in accordance with Israeli law and tax regulations, which amount shall be delivered to the ITA by the Paying Agent, and the Paying Agent shall pay to the Selling Shareholder the balance of the payment due to such payee that is not so withheld together with a duly signed confirmation of the taxes that were withheld. Such withheld amount (if any) shall be treated for all purposes of this Agreement and the Underwriting Agreement as having been paid to the Selling Shareholder.

(B) The Paying Agent agrees to comply with the Valid Certificates. All Israeli tax amounts required to be withheld under this Agreement shall be converted by the Paying Agent to NIS and be transferred to the ITA through the Paying Agent’s withholding file, all within the periods required under applicable Israeli law and in accordance with Israeli tax laws, regulations and rules and any other applicable laws. The Paying Agent agrees to comply with all applicable requirements under the tax laws of the State of Israel and to timely file the appropriate tax information with the ITA. The Paying Agent agrees to make all required reports to the ITA with respect to such transfers to the ITA. It is hereby acknowledged and agreed that the Underwriters and the Selling Shareholder are third party beneficiaries of the obligations undertaken in this Section 1 and that the Underwriters and the Selling Shareholder are relying on, and are entitled to rely on, the Paying Agent to act in accordance therewith. The Paying Agent will not be required to disburse funds or meet reporting requirements with respect to non-Israeli tax laws.

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For the purpose of this Agreement, “Account” shall mean (it is hereby agreed that the Paying Agent shall not change or revise the account’s details, provided, however, that if any such change shall occur, the Paying Agent shall furnish to the Representative a written notice followed by an oral confirmation):

Bank:	BANK LEUMI
Branch:	800 – MAIN BRANCH TEL AVIV
Account Name:	EXCELLENCE INVESTMENTS MANAGEMENT AND SECURITIES LTD.
Account Number:	293377/80
Swift code:	LUMIILITTLV
IBAN	IL700 108 000 0000 29337780
F/B/O:	ESOP MANAGEMENT AND TRUST SERVICES LTD., for the benefit of the Selling Shareholder.

(C) The Representative shall, promptly upon wire, provide the Paying Agent with a Swift report evidencing the transfer. The Paying Agent’s execution of this Agreement shall constitute the acceptance by the Paying Agent of the agency herein conferred, and shall evidence its agreement to carry out and perform its duties under this Agreement in accordance with the provisions hereof; subject, however, to the following terms and conditions, which all signatories hereto agree shall govern and control the rights, duties and immunities of the Paying Agent:

(a) The Paying Agent, in its capacity as Paying Agent, shall have no duties to the Underwriters except those expressly set forth in this Agreement and shall not be liable in such regard except for the performance of such duties as are specifically set out herein.  The Paying Agent shall not be responsible for the performance of the Representative, or for the interpretation of any of the provisions in this Agreement applicable to the Representative. The Paying Agent shall be entitled to act and rely upon any resolution, certificate, statement, report, request, notice, order, letter, facsimile, instruction or other paper or document respecting this Agreement reasonably believed by the Paying Agent to be genuine and to have been signed by the proper parties, not only as to the authorization, validity and effectiveness thereof, but also as to the truth and acceptability of any information therein contained.

(b)  The Paying Agent shall be entitled to act and rely upon any statement, request, notice or instruction respecting this Agreement given to the Paying Agent by the Representative.

(c) The Paying Agent shall not be considered as a party and is not bound by any agreement (including the Underwriting Agreement) other than this Agreement.

(d) The Paying Agent may retain any financial institutions, including affiliated parties and provide such financial institutions with services, all on terms and conditions agreed upon by the Paying Agent and such financial institutions which may differ from the terms and conditions of this Agreement, provided that the foregoing shall not derogate from the obligations and liabilities of the Paying Agent hereunder.

(e) The Paying Agent shall, concurrently with the execution of this Agreement, sign the Paying Agent Undertaking attached hereto as Exhibit C.

(f) The Paying Agent shall not initiate any legal action against third parties in connection with this Agreement without the prior written approval of the Representative.

(D)  The Paying Agent will not use the Account for any purpose except as set forth in this Agreement and will not deposit funds of the Paying Agent, the Transfer Agent, or any of their other clients or customers, in the Account.

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(E)  The Paying Agent will hold the proceeds from the sale of the Offered Shares received by it in the Account on the applicable Closing Date in trust for the benefit of the Selling Shareholder as set forth herein, and not for the Paying Agent’s own account, and pay such amount to the Selling Shareholder as set forth in Section 1(A) above, in the manner and as specified therein. The funds shall be held by the Paying Agent in a transaction account and shall be kept separate from, and shall not be co-mingled with, any other moneys. The Paying Agent shall not release any of the funds to the Selling Shareholder prior to having received confirmation from the Representative to the Paying Agent that the funds may be released to the Selling Shareholder, which confirmation shall be given upon the transfer of the Offered Shares from the Selling Shareholder to the Representative on behalf of the Underwriters, and otherwise except as provided in this Agreement. The funds will be held in daily liquidation terms. The parties hereto hereby acknowledge that holding the funds with daily liquidation will yield no interest. The Paying Agent shall hold and safeguard the funds and treat the funds with such degree of care as it treats its own similar property which shall be not less than reasonable care.

2. Release and Indemnification.  The Representative (on behalf of the Underwriters) releases the Paying Agent from any and all liabilities to which it may become subject insofar as such liabilities (or action in respect thereof) arise out of or are based upon any action taken or omitted to be taken by the Paying Agent pursuant hereto, except for any liabilities arising out of its gross negligence, willful misconduct, fraud, material breach of this Agreement or bad faith or any liabilities incurred by Paying Agent in any capacity other than as paying agent hereunder. The Selling Shareholder (the “Indemnifying Parties”) agrees to indemnify the Paying Agent for and to hold it harmless against any and all losses, claims, damages or liabilities incurred on its part arising out of or in connection with its acting as Paying Agent pursuant hereto, as well as the reasonably incurred costs and expenses of investigating and defending any such losses, claims, damages or liabilities, except to the extent such losses, claims, damages or liabilities are due to the Paying Agent’s gross negligence, willful misconduct, fraud, material breach of this Agreement or bad faith. In no case shall the Indemnifying Parties be liable with respect to any claim under this Section 2 by the Paying Agent against the Indemnifying Party unless the Paying Agent shall have notified such Indemnifying Party in writing (in accordance with the notice provisions set forth herein) of the assertion of a claim against the Paying Agent or of any action commenced against the Paying Agent, promptly after the Paying Agent shall have received notice of any such assertion of a claim or has been served with the summons or other first legal process giving information as to the nature and basis of the claim. The Indemnifying Parties shall be entitled to participate at their own expense in the defense of any suit brought to enforce any such claim, and, if the Indemnifying Parties so elect, the Indemnifying Parties shall assume the defense of any such suit. In the event that the Indemnifying Parties shall assume such defense, the Indemnifying Parties shall not thereafter be liable for the fees and expenses of any additional counsel that the Paying Agent retains, so long as the Indemnifying Parties shall retain counsel reasonably satisfactory to the Paying Agent to defend such suit. The Paying Agent agrees not to settle any litigation in connection with any claim or liability with respect to which the Paying Agent may seek indemnification from an Indemnifying Party without the prior written consent of the Indemnifying Party. The Representative (on behalf of the Underwriters) agrees that the Paying Agent may consult with counsel of its choice and it shall have full and complete authorization and protection for any action taken or suffered by them hereunder in good faith and in accordance with the reasonable opinion of such counsel. In no event shall the Paying Agent be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits).

3. Compensation and Reimbursement. The Company has agreed with the Paying Agent to pay the Paying Agent certain fees and charges in connection with the services hereunder, and to reimburse the Paying Agent for certain expenses, disbursements and advances in connection therewith. With regards to the commissions set forth in Exhibit D, the parties hereto agree that it will be deducted directly from payment made to the Shareholder. The Company's obligations set forth in this Section 3 shall survive the resignation, replacement or removal of the Paying Agent or the termination of this Agreement.

4. No Fiduciary Relationship. In acting under this Agreement, other than as set forth herein, the undersigned agree that the Paying Agent shall not have any other duties or responsibilities or any fiduciary relationship, as agent, with the undersigned, and no other implied covenants, functions, responsibilities, duties (fiduciary or otherwise), obligations or liabilities shall be read into this Agreement or otherwise exist against the Paying Agent.

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5. Termination.  This Agreement shall terminate in the event the Underwriting Agreement is terminated in accordance with its terms and otherwise upon the date on which the sale of all of the Offered Shares to be sold in the Offering is completed and the proceeds have been distributed to the Selling Shareholder, whether or not all the Offered Shares owned by the Selling Shareholder are sold in the Offering, subject, however, to all lawful action done by the Paying Agent pursuant hereto prior to the termination of this Agreement. Notwithstanding any such termination, the provisions concerning obligations of withholding and remittance of taxes herein, and the provisions of Section 2 and 3 hereof shall survive the sale and delivery of the Offered Shares and the termination of this Agreement and remain in full force and effect. Following any termination of this Agreement, the Paying Agent shall have no further responsibilities or liabilities to the undersigned hereunder except to distribute to the Selling Shareholder their respective portion of the proceeds of the Offering, if any, and to comply with the provisions concerning obligations of withholding and remittance of taxes herein; provided however, that the Paying Agent shall remain liable for any of its acts or omissions in connection with this Agreement prior to the termination of this Agreement and satisfaction of its obligations of withholding and remittance of taxes herein. The Paying Agent may resign by furnishing written notice of its resignation to the Selling Shareholder and the Representative, and the Selling Shareholder and the Representative may remove the Paying Agent by furnishing to the Paying Agent a joint written notice of its removal along with payment of all fees and expenses to which it is entitled through the date of termination. Such resignation or removal, as the case may be, shall be effective 30 days after the delivery of such notice or upon the earlier appointment of a successor, and the Paying Agent’s sole responsibility thereafter shall be to safely keep any funds held pursuant to this Agreement and to deliver the same and all information in its possession in connection with the trust and administration created under this Agreement and shall fully cooperate to ensure the orderly and seamless transfer of all responsibilities to a successor paying agent as shall be appointed by the Selling Shareholder and the Representative, as evidenced by a joint written notice filed with the Paying Agent or in accordance with a court order.

6.   Intentionally Omitted.

7.   Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Israel (without regard to laws regarding choice of laws or conflict of any laws) and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto. Any dispute arising under or in relation to this Agreement shall be exclusively resolved in the competent court situated in Tel Aviv, Israel, and each of the parties hereto hereby submits irrevocably to the exclusive jurisdiction of such court.

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8. Notices.  Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (a) in writing and served by personal delivery or E-mail transmittal upon the party for whom it is intended; (b) delivered by facsimile with receipt confirmed; or (c) delivered by certified mail, registered mail or courier service, return-receipt received to the party at the address set forth below, to the persons indicated:

To the Paying Agent:	ESOP Management and Trust Services Ltd. 25 Efal St. Petah Tikva, Israel 4951125 E-Mail: main@esop.co.il; odelia@esop.co.il; Phone: +972-3-5757088 Fax: +972-3-7602636

To the Representative:
BofA Securities, Inc.

One Bryant Park
New York, NY 10036
Email:  dg.ecm_execution_services@bofa.com
Attention:  Syndicate Department
with a copy to:
Email:  dg.ecm_legal@bofa.com
Attention:  ECM Legal

With a copy (which shall not constitute notice):

Paul Hastings LLP
200 Park Avenue
New York, NY 10166
ATTN:  Colin Diamond
               David Ambler
Email:    colindiamond@paulhastings.com
               davidambler@paulhastings.com

To the Selling Shareholder:	The addresses set forth on the signature pages hereto.

6

9.  Required Details.  No later than the execution date of this Agreement, the Selling Shareholder shall provide the Paying Agent with an executed ‘Required Details’ with respect to itself, in the form Schedule I, including its exhibits. Subject to Section 9 hereof, the Paying Agent is hereby instructed to pay by wire transfers to the Selling Shareholder, to the accounts set forth in the Required Details, the proceeds as soon as reasonably practicable following the payment of the proceeds to the Paying Agent; but in any event within five (5) Business Days thereafter.

10. Amendment.  This Agreement may be amended only by an instrument in writing executed by the Paying Agent, the Selling Shareholder and the Representative or their successors and assigns.

11. Beneficiaries; Assignment.  The obligations imposed and the rights conferred by this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.  None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior written consent of each party to this Agreement.

12. Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.  Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Pages Follow]

7

IN WITNESS WHEREOF, this Paying Agent Agreement has been executed as of December __, 2024.

Selling Shareholder:

Triton Seller, LP

By:____________________________
      Name: Seth Boro
      Title: Chief Executive Officer and President

Address: 110 N. Wacker Drive, 32nd Floor
Chicago, IL 60606, USA

c/o Kirkland & Ellis LLP, 333 West Wolf Point
Plaza, Chicago, IL 60654, USA

ATTN: Bradley C. Reed P.C.
            Michael P. Keeley P.C.
Email: bradley.reed@kirkland.com;
michael.keeley@kirkland.com

Representative: BofA Securities, Inc.
By:____________________________ Name: Title:

(Signatures continued from prior page)

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PAYING AGENT

ESOP Management and Trust Services Ltd. hereby accepts the appointment as Paying Agent pursuant to the Paying Agent Agreement, and agrees to abide by and act in accordance with the terms of said Agreement.

ESOP Management and Trust Services Ltd.

By: ____________________________
Name:
Title:

Dated:  December __, 2024

(End of signature pages)
9

Exhibit A

Selling Shareholder Information and Underwriters

Selling Shareholder:

Triton Seller, LP
110 N. Wacker Drive
32nd Floor
Chicago, IL 60606
USA

c/o Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, IL 60654
USA
ATTN: Bradley C. Reed P.C.
            Michael P. Keeley P.C.
Email: bradley.reed@kirkland.com; michael.keeley@kirkland.com

Underwriter:

BofA Securities, Inc.
One Bryant Park
New York, NY 10036
Email:  dg.ecm_execution_services@bofa.com
Attention:  Syndicate Department
with a copy to:
Email:  dg.ecm_legal@bofa.com
Attention:  ECM Legal

With a copy:

Paul Hastings LLP
200 Park Avenue
New York, NY 10166
ATTN:   Colin Diamond
David Ambler
Email:     colindiamond@paulhastings.com
davidambler@paulhastings.com

Number of Shares and Price Per Share:

1,142,538 Ordinary Shares of the Company
Price per Share: US$ 324.46

10

Exhibit B

Underwriting Agreement

11

Exhibit C

Paying Agent Undertaking

12

Exhibit D

Commission:

To be paid by the Shareholder, as follows:

USD Transfer Commission:	30 USD per each wire.
NIS Transfer Commission:	22 NIS per each wire.
Exchange Commission:	Exemption.
Per each deduction:	8 USD + VAT.
Preferred exchange rate*:	the lower of (i) 0.45% on top of Bank Ha'Poalim lower closing rate (Shaar Hamhaot), or (ii) the Representative Rate on the date of conversion.

Please note that the above commission includes the Bank’s commission but does not include foreign brokers’ commissions, as shall be relevant.

* Client acknowledges and agrees that ESOP may exchange the aforesaid funds with any financial institution it finds fit under terms agreed between ESOP and such financial institution, which may defer from the exchange rate to the beneficiary. The Parties herby acknowledges and agrees, that for the purpose of this Agreement and without derogating from the provisions, terms and conditions set forth in this Agreement, ESOP may use  the financial and operating services of other financial institutions, including excellence/affiliated parties, as well as to provide such financial institutions with its operating and other services, all on terms and conditions agreed upon by ESOP and such financial institutions which may differ from the terms and conditions of this Agreement.

13

Schedule I

Required Details

Delivered to ESOP

14

Israeli Tax Election

With respect to your Ordinary Shares, par value NIS 0.01 per share, of CyberArk Software Ltd., you must select only one of the following alternatives in respect of Israeli withholding tax required to be deducted by the Israeli Tax Authority:

Option 1
I hereby acknowledge that the rate of withholding tax shall be according to ‘Assets and Services’ applicable withholding rate (which is 30% upon the execution of this Agreement and calculated in NIS based on a US$:NIS exchange rate on the date the actual payment is made from the Paying Agent to me ), as determined by the Paying Agent in accordance with Israeli law and regulations and I do not hold and will not be obtaining a tax certificate in respect of my proceeds.

Option 2
Enclosed with this Israeli Tax Election is a Valid Certificate, in form and substance reasonably acceptable  to the Paying Agent, and you are hereby instructed to act as set forth in such Valid Certificate.

Option 3
I hereby request that the proceeds due to me be retained by the Paying Agent on my behalf for a period of up to 180 days following the applicable Closing Date, during which time (less 3 Business Days) I may obtain a Valid Certificate, in form and substance reasonably acceptable to the Paying Agent.
If I do not provide a Valid Certificate, in form and substance reasonably acceptable to the Paying Agent until Three Business Days prior to the lapse of 180 days following the applicable Closing Date, I acknowledge that the Paying Agent shall act in accordance with Option 1 without any further action required on my part.

TO THE EXTENT YOU WILL NOT SELECT ANY OF OPTIONS 1, 2 or 3 ABOVE OR WILL NOT SUBMIT A WITHHOLDING DOCUMENT WITHIN 180 DAYS FOLLOWING THE APPLICABLE CLOSING DATE, THE PAYING AGENT SHALL TREAT YOUR PROCEEDS IN ACCORDANCE WITH OPTION 1 ABOVE.

I acknowledge that the information contained in this form may be provided to the tax authorities of the country/jurisdiction described in this form above and exchanged with tax authorities of another country/jurisdiction or countries/jurisdictions in which I may be tax resident pursuant to intergovernmental agreements to exchange financial account information.

I certify that I am the beneficiary of all the account(s) to which this form relates to.

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For natural person only- I declare that I am not holding Senior Public Position1 and I am not a Politically Exposed Person 2 and I will update you if the above will change in the future. For natural person only- I declare that I am not holding Senior Public Position3 and I am not a Politically Exposed Person 4 and I will update you if the above will change in the future.

I declare that all statements made in this declaration are, to the best of my knowledge and belief, correct and complete.

I undertake to advise the Payor of any change in circumstances which affects the tax residency status of the individual identified in this form and to provide with an updated form.
Signature:     ________________________________________________

Print name:   Seth Boro________________________________________________

Date:              December [  ], 2024________________________________________________

Note: If you are not the beneficiary please indicate the capacity in which you are signing the form.  If signing under a power of attorney please also attach a certified copy of the power of attorney.

 Capacity:      Chief Executive Officer and President _________________________________________________

1 “Senior public position”- Including head of state, president, city mayor, judge, member of parliament, senior party member, member of the government, senior officer in the army or police, senior official in government companies, senior position in international organizations or anyone who performs such a role even if the title is different.

2 “Politically Exposed Person”- Holds a senior public position for the past five years, including a family member of such a person or a corporation under his control or a business partner of any of the above.

“foreign Politically Exposed Person”- Politically Exposed Person who is a foreign resident

3 “Senior public position”- Including head of state, president, city mayor, judge, member of parliament, senior party member, member of the government, senior officer in the army or police, senior official in government companies, senior position in international organizations or anyone who performs such a role even if the title is different.

4 “Politically Exposed Person”- Holds a senior public position for the past five years, including a family member of such a person or a corporation under his control or a business partner of any of the above.

“foreign Politically Exposed Person”- Politically Exposed Person who is a foreign resident

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ANNEX II
Form of Lock-up Letter

CyberArk Software Ltd.

Lock-Up Agreement

[•], 2024
[UW]

c/o [UW Address]

Re: CyberArk Software Ltd. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you propose to enter into an underwriting agreement (the “Underwriting Agreement”) on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with CyberArk Software Ltd., a company organized under the laws of the State of Israel (the “Company”), and the selling shareholder named in Schedule II thereto (the “Selling Shareholder”), providing for a public offering (the “Public Offering”) of the Company’s ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share (the “Ordinary Shares”), pursuant to a registration statement on Form F-3 (File No. 333-282772) (as so filed and as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2024.

In consideration of the agreement by the Underwriters to offer and sell the Ordinary Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date of this letter agreement (the “Lock-Up Agreement”) and continuing to and including the date 60 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”) (such period, the “Lock-Up Period”), the undersigned shall not, and shall not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract  to sell, lend or otherwise transfer or dispose of any Ordinary Shares of the Company, or any options or warrants to purchase any Ordinary Shares of the Company, or any securities convertible into, exchangeable for or that  represent the right to receive Ordinary Shares of the Company (such Ordinary Shares, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by the undersigned, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or  defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities,  whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Ordinary Shares or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”), (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above. The undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that provides for, is designed to or reasonably could be expected to lead to or result in any Transfer during the Lock-Up Period in violation of this Lock-Up Agreement.

Notwithstanding the foregoing, the undersigned may:

a)	transfer the undersigned’s Lock-Up Securities:

i.	to the Underwriters so long as such Lock-Up Securities consist of the Shares to be sold by the undersigned pursuant to the Underwriting Agreement,

ii.	as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes,

iii.	upon death by will, testamentary document or intestate succession,

iv.
if the undersigned is a natural person, to any member of the undersigned’s immediate family (for purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned or, if the undersigned is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust,

v.
to a partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

vi.	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above,

vii.
if the undersigned is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity which fund or entity is controlled or managed by the undersigned or affiliates of the undersigned, or (B) as part of a distribution by the undersigned to its shareholders, partners, members or other equityholders or to the estate of any such shareholders, partners, members or other equityholders,

viii.	by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court order, or pursuant to an order of regulatory agency,

ix.	to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee,

x.
in connection with a sale of the undersigned’s Ordinary Shares acquired in the Public Offering (if the undersigned is not an officer or director of the Company) or in open market transactions after the completion of the Public Offering,

xi.
to the Company in connection with the vesting, settlement or exercise of restricted share units, options, warrants or other rights to purchase Ordinary Shares (including, in each case, by way of “net” or “cashless” exercise), including any transfer to the Company for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted share units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a share incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in the Registration Statement, the preliminary prospectus relating to the Ordinary Shares included in the Registration Statement immediately prior to the time the Underwriting Agreement is executed (the “Pricing Prospectus”) and the Prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of this Lock-Up Agreement,

xii.	to the Company in connection with the repurchase of securities granted under any stock incentive plan or stock purchase plan of the Company, which plan is described in the Pricing Prospectus;

xiii.	[in an amount up to 100 Ordinary Shares;][1]

xiv.	[with respect to directors only, in an amount up to the lesser of (x) 5,000 Ordinary Shares and (y) an aggregate sale price in excess of $50,000;][2] or

xv.	with the prior written consent of the Underwriters;

1 Applicable to CFO only.
2 Applicable to Directors only.

provided that (A) in the case of clauses (a) (ii), (iii), (iv), (v), (vi) and (vii) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a) (ii), (iii), (iv), (v), (vi), (vii) and (viii) (in the case of clause (viii), only to the extent permitted by such law, order or agreement), it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver to the Underwriters a lock-up agreement in the form of this Lock-Up Agreement, (C) in the case of clauses (a)(iv), (v), (vi) and (xii) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other public filing, report or announcement shall be required or shall be voluntarily made in connection with such transfer or distribution (other than, in the case of clause (a)(iv), (v) or (vi), such report as may be legally required on Form 5 made after the end of the calendar year in which such transaction occurs, which Form 5 shall clearly indicate in the footnotes thereto the nature and conditions of such transfer or distribution), and (D) in the case of clauses (a)(iii), (vii), (viii), (x), (ix) and (xi) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer or distribution;

b)
enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) relating to the transfer, sale or other disposition of the undersigned’s Lock-Up Securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be required or shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period;

c)
transfer the undersigned’s Lock-Up Securities pursuant to a 10b5-1 Plan in effect on the date of this Lock-Up Agreement, provided that (i) the undersigned agrees that any such 10b5-1 Plan shall not be amended, waived or otherwise modified during the Lock-Up Period in a manner that would provide for the transfer of Lock-Up Securities during the Lock-Up Period and (ii) any filing under the Exchange Act that is made in connection with any such transfer during the Lock-Up Period shall state (x) that such transfer has been executed under a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act and (y) the date of adoption of such 10b5-1 Plan; and

d)
transfer the undersigned’s Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s share capital involving a Change of Control of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of share capital if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such transaction is not completed, the undersigned’s Lock-Up Securities shall remain subject to the provisions of this Lock-Up Agreement.

The undersigned now has, and, except as contemplated by clauses (a), (c) and (d) of the third paragraph of this Lock-Up Agreement, for the duration of this Lock-Up Agreement will have, good and marketable title to the undersigned’s Lock-Up Securities, free and clear of all liens, encumbrances and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Lock-Up Securities except in compliance with the foregoing restrictions.

The undersigned acknowledges and agrees that none of the Underwriters has made any recommendation or provided any investment or other advice to the undersigned with respect to this Lock-Up Agreement or the subject matter hereof, and the undersigned has consulted its own legal, accounting, financial, regulatory, tax and other advisors with respect to this Lock-Up Agreement and the subject matter hereof to the extent the undersigned has deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may have provided or hereafter provide to the undersigned in connection with the Public Offering a Form CRS and/or certain other disclosures as contemplated by Regulation Best Interest, the Underwriters have not made and are not making a recommendation to the undersigned to enter into this Lock-Up Agreement or to transfer, sell or dispose of, or to refrain from transferring, selling or disposing of, any Ordinary Shares, and nothing set forth in such disclosures or herein is intended to suggest that any Underwriter is making such a recommendation.

Notwithstanding anything to the contrary herein, to the extent the undersigned has demand and/or piggyback registration rights under any registration rights agreement described in the Prospectus, the undersigned may notify the Company privately that the undersigned is or will be exercising its demand and/or piggyback registration rights under any such registration rights agreement following the expiration of the Lock-Up Period and undertake preparations related thereto; provided that the foregoing notification and/or preparations do not request, require or result in the filing or confidential submission of a registration statement with the Securities and Exchange Commission or any other public announcement of such proposed registration by the undersigned, the Company or any third party during the Lock-Up Period (and no such filing, confidential submission, public announcement or activity shall be voluntarily made or taken by the undersigned, the Company or any third party during the Lock-Up Period).

If the Underwriters waive or terminate any of the restrictions with respect to any Ordinary Shares held by any person or entity that has executed a lock-up agreement substantially in the form of this agreement (any such release, a “Triggering Release” and, such party receiving such release, the “Triggering Release Party”), the restrictions on any Ordinary Shares held by the undersigned, or any of its affiliates shall be automatically and concurrently waived or terminated, as applicable, to the same extent and on the same terms, such number of the undersigned’s Ordinary Shares released being the total number of the undersigned’s Ordinary Shares held on the date of such Triggering Release multiplied by a fraction, the numerator of which shall be the number of Ordinary Shares, options or warrants to purchase any Ordinary Shares, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares, released pursuant to the Triggering Release, and the denominator of which shall be the total number of Ordinary Shares, options or warrants to purchase any Ordinary Shares, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares held by the Triggering Release Party on such date. The Underwriters shall use commercially reasonable efforts to notify the Company, which shall then notify the undersigned, of any such release described in this paragraph within two business days before the effective date of any such release or waiver.

This Lock-Up Agreement shall automatically terminate and the undersigned shall be released from all of his, her, or its obligations hereunder upon the earlier of (i) the date on which the Registration Statement filed with the SEC with respect to the Public Offering is withdrawn, (ii) the date on which for any reason the Underwriting Agreement is terminated (other than the provisions thereof that survive termination) prior to payment for and delivery of the Ordinary Shares to be sold thereunder (other than pursuant to the Underwriters’ option thereunder to purchase additional Ordinary Shares), (iii) the date on which the Company notifies the Representatives, in writing and prior to the execution of the Underwriting Agreement, that it does not intend to proceed with the Public Offering and (iv) January 31, 2025, in the event that the Underwriting Agreement has not been executed by such date.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws that would result in the application of any law other than the laws of the State of New York. This Lock-Up Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Very truly yours,

IF AN INDIVIDUAL:	IF AN ENTITY:
By: (duly authorized signature) Name: (please print full name)	(please print complete name of entity) By: (duly authorized signature) Name: (please print full name) Title: (please print full title)

Signature Page  - Lock-Up Agreement